FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: August 2008	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
	By:	/s/ Russel C. Robertson
		Name:	Russel C. Robertson
		Title:	Interim Chief Financial Officer

	By:	/s/ Blair F. Morrison
		Name:	Blair F. Morrison
Date: August 26, 2008		Title:	Vice-President and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form 52-109F2 — Certification of Interim Filings — Chief Executive Officer

99.2	Form 52-109F2 — Certification of Interim Filings — Chief Financial Officer
(Filed in form required by Canadian Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings)